Exhibit 22

Issuers of Registered Guaranteed Debt Securities

Schlumberger Investment S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (“SISA”), and Schlumberger Finance Canada Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (“SFCL”), are both indirect wholly-owned subsidiaries of Schlumberger Limited (the “Guarantor”).

As of September 30, 2024, (i) SISA was the issuer of its 4.500% Senior Notes due 2028, 2.650% Senior Notes due 2030, 4.850% Senior Notes due 2033, and 5.000% Senior Notes due 2034 (together, the “SISA Notes”), and (ii) SFCL was the issuer of its 1.400% Senior Notes due 2025 (the “SFCL Notes”). The Guarantor fully and unconditionally guarantees the SISA Notes and the SFCL Notes on a senior unsecured basis.